                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  ------------
                                  SCHEDULE 13D
                                  ------------

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No. _______)*

                                 LOGILITY, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  54140Y 10 3
                                (CUSIP Number)

                                 Henry B. Levi
                           Gambrell & Stolz, L.L.P.
                          Suite 4300, SunTrust Plaza
                          303 Peachtree Street, N.E.
                            Atlanta, Georgia 30308
                            Telephone: 404/577-6000
          ----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                               October 10, 1997+
          ----------------------------------------------------------
             Date of Event which Requires Filing of this Statement

____________________

+ Reporting Persons' security beneficial ownership positions were unchanged on this date and have not changed since this date. At the time their beneficial ownership positions were acquired, the issuer had no class of equity securities registered pursuant to Section 12 of the Securities Exchange Act of 1934. On October 10, 1997, the issuer became a reporting company under the Securities Exchange Act of 1934.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
Schedule because of Rule 13d-1(b)(3) or (4), check the following box. [    ]

Check the following box if a fee is being paid with the statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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CUSIP No.  54140Y 10 3
________________________________________________________________________________
(1)  NAME OF REPORTING PERSON           James C. Edenfield

     S.S. OR I.R.S. IDENTIFICATION NO.  Not Required
     OF ABOVE PERSON
________________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)  [ ]
          (b)  [X]
________________________________________________________________________________
(3)  SEC USE ONLY

________________________________________________________________________________
(4)  SOURCE OF FUNDS
       PF
________________________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED  PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [  ]
________________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America
________________________________________________________________________________
                             (7)  SOLE VOTING POWER
                                  11,300,000
  NUMBER OF                  ___________________________
  SHARES                     (8)  SHARED VOTING POWER
  BENEFICIALLY                    -0-
  OWNED BY                   ___________________________
  EACH                       (9)  SOLE DISPOSITIVE POWER
  REPORTING                       11,300,000
  PERSON WITH                ___________________________
                             (10) SHARED DISPOSITIVE POWER
                                  -0-
________________________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
       11,300,000
________________________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES                                 [  ]
________________________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
       81.7%
________________________________________________________________________________
(14) TYPE OF REPORTING PERSON
       IN

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CUSIP No.  54140Y 10 3
________________________________________________________________________________
(1)  NAME OF REPORTING PERSON              American Software, Inc.

       S.S. OR I.R.S. IDENTIFICATION NO.   58-1098795
       OF ABOVE PERSON
________________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)  [ ]
          (b)  [X]
________________________________________________________________________________
(3)    SEC USE ONLY

________________________________________________________________________________
(4)  SOURCE OF FUNDS
          PF
________________________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED  PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [  ]
________________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Georgia
________________________________________________________________________________
                        (7)  SOLE VOTING POWER
                             11,300,000
 NUMBER OF              ________________________________________________________
 SHARES                 (8)  SHARED VOTING POWER
 BENEFICIALLY                -0-
 OWNED BY               ________________________________________________________
 EACH                   (9)  SOLE DISPOSITIVE POWER
 REPORTING                   11,300,000
 PERSON WITH            ________________________________________________________
                        (10) SHARED DISPOSITIVE POWER
                             -0-
________________________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          11,300,000
________________________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES                              [  ]
________________________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          81.7%
________________________________________________________________________________
(14) TYPE OF REPORTING PERSON
          CO

Schedule 13D of James C. Edenfield and American Software, Inc. with respect to the Common Stock of Logility, Inc. (the "Company").

ITEM 1    SECURITY AND ISSUER

          Title of class of securities: Common Stock, no par value per share, of
          ----------------------------
          the Company ("Common Stock")

          Name and Address of the principal executives officers of issuer:
          ---------------------------------------------------------------
              James C. Edenfield, Chairman of the Board
              470 East Paces Ferry Road, N.E.
              Atlanta, Georgia 30305

              J. Michael Edenfield, Chief Executive Officer
              470 East Paces Ferry Road, N.E.
              Atlanta, Georgia 30305

              James M. Modak, Chief Financial Officer
              470 East Paces Ferry Road, N.E.
              Atlanta, Georgia 30305

ITEM 2    IDENTITY AND BACKGROUND
          The following persons are filing this statement as a group, as they may be deemed to beneficially own their shares of Common Stock as a group:
    (a)   Edenfield
          ---------
          (i)   Name:                       James C. Edenfield
          (ii)  Business Address:           American Software, Inc.
                                            470 East Paces Ferry Road, N.E.
                                            Atlanta, Georgia 30305
          (iii) Principal Occupation
                or Employment:              Chief Executive Officer of American
                                            Software, Inc.
          (iv)  Criminal Convictions:       None
          (v)   Special Civil Proceedings:  None
          (vi)  Citizenship:                United States of America

    (b)   American Software, Inc.
          -----------------------
          (i)   Name:                       American Software, Inc.
          (ii)  State of Incorporation:     Georgia
          (iii) Principal Business:         Computer software licensing and
                                               services
          (iv)  Principal Business and
                   Office Address:          470 East Paces Ferry Road, N.E.
                                            Atlanta, Georgia 30305
          (v)   Criminal Convictions:       None
          (vi)  Special Civil Proceedings:  None

ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Mr. Edenfield's beneficial ownership of Common Stock is based solely upon his ownership of common stock of American Software common stock ("ASI Stock"). He acquired all of his ASI Stock in 1971 and paid an aggregate of less than $250 for those shares, utilizing personal funds.

          American Software, Inc. formed the Company as a wholly owned subsidiary in 1996 and capitalized the Company, prior to its initial public offering, by the transfer of certain corporate assets to the Company. The approximate value of such assets at the time of such public offering was $10,035,000. No portion of such funding was derived from borrowing.

ITEM 4    PURPOSE OF TRANSACTION

          American Software, Inc. acquired its Common Stock in capitalizing and starting up the business of the Company. Mr. Edenfield's beneficial ownership of Common Stock is derivative only, and he made no actual purchase of Common Stock. None of these persons has any present plans or proposals that relate to or would result in any of the results or events described in subitems (i) through (j) of this Item.

ITEM 5    INTEREST IN SECURITIES OF THE ISSUER

    (a)   (i)   Amount and Percentage Beneficially owned by Reporting Persons:

                                   Number of Shares         Percentage
          Name                    Beneficially Owned        of Class(1)
          ----                    ------------------       ------------

          James C. Edenfield        11,300,000                 81.7%
          American Software, Inc.   11,300,000                 81.7%

          -----------------------
          (1) Based on 13,830,000 shares of Common Stock outstanding.

          (ii) Amount and Percentage Beneficially Owned by Group:

               Mr. Edenfield and American Software, Inc. may be deemed to be beneficial owners of the same shares of Common Stock: 11,300,000 shares, constituting 81.7% of the outstanding Common Stock.

    (b)   Number of shares as to which such person has:

          (i)  sole power to vote:

               Name                                    Shares
               ----                                    ------
               James C. Edenfield                  11,300,000
               American Software, Inc.             11,300,000
               Group                               11,300,000

          (ii) shared power to vote or to direct the vote:

               Name                                    Shares
               ----                                    ------
               James C. Edenfield                         -0-
               American Software, Inc.                    -0-
               Group                                      -0-

          (iii) sole power to dispose or to direct the disposition of:

               Name                                    Shares
               ----                                    ------
               James C. Edenfield                  11,300,000
               American Software, Inc.             11,300,000
               Group                               11,300,000

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          (iv) shared power to dispose or to direct the disposition of:

               Name                                    Shares
               ----                                    ------
               James C. Edenfield                         -0-
               American Software, Inc.                    -0-
               Group                                      -0-

American Software Inc. holds of record and thereby beneficially owns, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, the foregoing Common Shares. Mr. Edenfield owns 0.4% of the outstanding Class A Common Stock and 53.6% of the outstanding Class B Common Stock of American Software Inc. Under the Articles of Incorporation of American Software, Inc., the holders of Class B Common Stock, as a class, have the right to elect a majority of the board of directors of American Software, Inc. Accordingly, James C. Edenfield may be deemed to have both voting power and dispositive power with respect to, and thus beneficial ownership of, the Common Stock of the Company held by American Software, Inc.

  (c)  Transactions in past 60 days:
            None.

  (d)  Rights to receive or direct dividends or proceeds held by third parties:
            None.

  (e)  Date ceased to be 5% beneficial owner:
            Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        American Software, Inc. and the Company have entered into a Stock Option Agreement pursuant to which American Software, Inc. has the right to maintain at least an 80% ownership position in the Company's Common Stock.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS.

        The Stock Option Agreement between American Software, Inc. and the Company, referenced in Item 6, is included as Exhibit 10.8 to the Company's Registration Statement on Form S-1, Registration
        No. 333-33385, and is hereby incorporated herein by this reference thereto.


                                  SIGNATURES

  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:

February 9, 1998               /s/  James C. Edenfield
                                    James C. Edenfield



                               AMERICAN SOFTWARE, INC.

February 9, 1998               By:/s/  James C. Edenfield
                                       James C. Edenfield, President

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